UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40868

FOCUS IMPACT BH3 ACQUISITION COMPANY
(Exact name of registrant as specified in its charter)

2500 CityWest Blvd, Suite 150-138
Houston, TX 77042
(Address, including, zip code and telephone number, including area code of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock and one-half of one warrant
Class A Common Stock, par value $0.0001 per share
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50
 (Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule12g-4(a)(1)	☒
Rule12g-4(a)(2)	☐
Rule12h-3(b)(1)(i)	☒
Rule12h-3(b)(1)(ii)	☐
Rule15d-6¨	☐
Rule 15d-22(b)	☐

 Approximate number of holders of record as of the certification or notice date: 1*

Effective June 6, 2025, in connection with the consummation of the transactions contemplated by that certain Business Combination Agreement dated as of March 11, 2024 by and among Focus Impact BH3 Acquisition Company (“Focus Impact”), Focus Impact BH3 NewCo, Inc., (“NewCo”), Focus Impact BH3 Merger Sub 1, LLC (“Merger Sub 1”), (i) Focus Impact BH3 Merger Sub 2, Inc. (“Merger Sub 2”), and XCF Global Capital, Inc. (“XCF”), Focus Impact merged into Merger Sub 1, with Merger Sub 1 being the surviving entity as a direct wholly owned subsidiary of NewCo, (ii) Merger Sub 2 merged with and into XCF, with XCF being the surviving corporation as a direct wholly owned subsidiary of NewCo, and (iii) NewCo changed its name to “XCF Global, Inc.” and continues as the sole stockholder of the resulting entity of the merger between Focus Impact and Merger Sub 1.

Pursuant to the requirements of the Securities Exchange Act of 1934, Focus Impact BH3 Acquisition Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  June 30, 2025

Focus Impact BH3 Acquisition Company

By:	XCF Global, its sole stockholder

By:	/s/ Mihir Dange
Mihit Dange Chief Executive Officer